UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-38235

NaaS Technology Inc.

(Registrant’s Name)

Newlink Center, Area G, Building 7, Huitong Times Square,

No.1 Yaojiayuan South Road, Chaoyang District, Beijing, China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

The following table presents our consolidated statements of profit or loss and other comprehensive income for the years indicated:

NAAS TECHNOLOGY INC

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

	Year ended December 31,
	2023	2024	2025	2025
	RMB’000	RMB’000	RMB’000	US$’000

Continuing operations
Revenues
Charging services revenues	129,434	169,093	118,816	16,990
Energy solutions revenues	100,545	25,516	765	109
New initiatives revenues	3,384	6,367	5,558	795
Total revenues	233,363	200,976	125,139	17,894

Cost of revenues	(170,174)	(112,434)	(17,619)	(2,519)
Gross profit	63,189	88,542	107,520	15,375

Operating expenses
Selling and marketing expenses	(438,609)	(198,863)	(150,506)	(21,522)
Administrative expenses	(568,446)	(374,644)	(133,135)	(19,038)
Research and development expenses	(61,608)	(42,070)	(14,599)	(2,088)
Impairment losses, net	(73,816)	(300,921)	(81,558)	(11,663)
Total operating expenses	(1,142,479)	(916,498)	(379,798)	(54,311)

Other gains, net	24,083	20,928	6,484	927

Operating loss	(1,055,207)	(807,028)	(265,794)	(38,009)
Fair value changes of financial instruments at fair value through profit or loss	(203,663)	(80,322)	(126,749)	(18,125)
Finance costs	(31,852)	(39,838)	(32,567)	(4,656)
Loss before income tax	(1,290,722)	(927,188)	(425,110)	(60,790)
Income tax	(3,308)	19,150	—	—
Loss from continuing operations	(1,294,030)	(908,038)	(425,110)	(60,790)
Loss from discontinued operations	(13,120)	(6,404)	(24,857)	(3,555)
Net loss	(1,307,150)	(914,442)	(449,967)	(64,345)

Net loss attributable to:
Equity holders of the Company	(1,306,913)	(913,484)	(438,955)	(62,770)
Non-controlling interests	(237)	(958)	(11,012)	(1,575)
	(1,307,150)	(914,442)	(449,967)	(64,345)
Basic and diluted loss per share for loss from continuing operations attributable to the ordinary shareholders of the Company (Expressed in RMB per share)
Basic loss per share	(0.57)	(0.35)	(0.04)	(0.01)
Diluted loss per share	(0.57)	(0.35)	(0.04)	(0.01)

Basic and diluted loss per share for loss attributable to the ordinary shareholders of the Company (Expressed in RMB per share)
Basic loss per share	(0.58)	(0.35)	(0.05)	(0.01)
Diluted loss per share	(0.58)	(0.35)	(0.05)	(0.01)

Net loss for the year	(1,307,150)	(914,442)	(449,967)	(64,345)
Other comprehensive (loss)/income that will not be reclassified to profit or loss in subsequent periods:
– Fair value changes on equity investment designated at fair value through other comprehensive income, net of tax	(24,090)	(37,127)	25,754	3,683
– Own-credit risk portion of fair value changes on convertible bonds designated at fair value through profit or loss, net of tax	—	—	121,652	17,396
– Currency translation differences	(6,408)	5,632	(3,050)	(436)
Other comprehensive (loss)/income for the year, net of tax	(30,498)	(31,495)	144,356	20,643
Total comprehensive loss for the year	(1,337,648)	(945,937)	(305,611)	(43,702)
Total comprehensive loss attributable to:
Equity holders of the Company	(1,337,411)	(944,979)	(294,599)	(42,127)
Non-controlling interests	(237)	(958)	(11,012)	(1,575)
	(1,337,648)	(945,937)	(305,611)	(43,702)

The following table presents our consolidated statements of financial position for the years indicated:

NAAS TECHNOLOGY INC

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of December 31,
	2024	2025	2025
	RMB’000	RMB’000	US$’000

ASSETS
Current assets
Cash and cash equivalents	126,614	81,154	11,605
Trade receivables, net	44,506	21,714	3,105
Financial assets measured at fair value	45	1,291	185
Inventories	—	17	2
Prepayments, other receivables and other assets, net	204,177	105,724	15,118
Other financial assets	9,129	—	—
Assets classified as held for sale	55,026	4,148	593
Total current assets	439,497	214,048	30,608
Non-current assets
Right-of-use assets	4,804	2,794	400
Financial assets measured at fair value, non-current	198,949	92,396	13,211
Investments accounted for using equity method	411	421	60
Property, plant and equipment, net	2,601	1,127	161
Intangible assets, net	2,335	1,592	228
Other non-current assets	2,047	194	28
Total non-current assets	211,147	98,524	14,088
Total assets	650,644	312,572	44,696
LIABILITIES AND EQUITY
Current liabilities
Borrowings, current	772,978	501,763	71,751
Current lease liabilities	1,254	1,469	210
Trade payables	104,224	230,832	33,009
Income tax payables	796	796	114
Other payables and accruals	179,051	358,357	51,244
Financial liabilities at fair value through profit or loss	241,524	22,044	3,152
Liabilities relating to assets classified as held for sale	50,586	7,903	1,130
Total current liabilities	1,350,413	1,123,164	160,610
Non-current liabilities
Borrowings, non-current	51,067	80,961	11,577
Non-current lease liabilities	3,298	1,121	160
Total non-current liabilities	54,365	82,082	11,737
Total liabilities	1,404,778	1,205,246	172,347
EQUITY
Share capital	186,678	239	34
Subscription receivable	(4,696)	(138,363)	(19,787)
Treasury shares	(6,862)	(1)	— *
Warrant outstanding	29,587	29,587	4,231
Additional paid-in capital	7,389,684	7,818,000	1,117,960
Other reserves	(97,194)	47,162	6,744
Accumulated losses	(8,251,652)	(8,690,607)	(1,242,740)
Non-controlling interests	321	41,309	5,907
Total equity	(754,134)	(892,674)	(127,651)
Total equity and liabilities	650,644	312,572	44,696

*	Representing amounts less than RMB1,000.

2025 Full Year Financial and Operational Highlights

●	Significant Gross Margin Expansion: Gross margin expanded by 42 percentage points year-over-year to 86% in 2025, from 44% in 2024, driven by the Company's ongoing transition to an asset-light, platform-based operating model.

●	Positive Operating Cash Flow Achieved for the First Time on a Full-Year Basis: Net cash generated from operating activities was RMB0.5 million in 2025, compared with net cash used in operating activities of RMB179.1 million in 2024, marking a meaningful inflection in the Company's cash generation capability.

●	Technology-Driven Business Development: The Company, leveraging its artificial intelligence technology, carbon asset management capabilities, and digital tools, completed a carbon asset transaction of 21,000 metric tons related to electric vehicle charging in Wuhan, and explored a new monetization path.

Ms. Yang Wang, Chief Executive Officer of NaaS, commented, "In 2025, we executed decisively on our strategic transformation, sharpening our focus on our asset-light, platform-based business model while systematically exiting capital-intensive offline operations. These actions drove meaningful improvements in operating efficiency and brought us significantly closer to sustainable profitability. Looking ahead, we will continue to harness artificial intelligence to enhance supply-demand matching in EV charging and further develop our enterprise energy management capabilities as corporate fleet electrification accelerates."

Mr. Steven Sim, Chief Financial Officer of NaaS, added, "Our full year 2025 results demonstrate the tangible financial impact of our strategic repositioning. Substantial gross margin expansion, combined with a return to positive operating cash flow on a full-year basis, reflects the structural improvements we have made across the business. Supported by a more durable and flexible financial foundation, we are well-positioned to sustain this trajectory and deliver long-term value for our shareholders."

Recent Developments

1. 2024 ESG Report and Recognition

In August 2025, NaaS published its 2024 Environmental, Social and Governance (ESG) Report, reaffirming the Company's long-term commitment to achieving net-zero greenhouse gas emissions across Scopes 1, 2 and 3 by 2050. The Company received broad recognition from leading international ESG frameworks during the year, including a top 1% ranking in S&P Global's Corporate Sustainability Assessment within the global retailing sector, an "A" rating from the CDP Climate Change Assessment, and a Sustainable Fitch ESG Entity Rating of 78, the highest in the Asia-Pacific region. These distinctions reflect NaaS's position as a recognized leader in sustainable mobility.

2. Completion of 21,000-Ton Carbon Asset Transaction

In December 2025, NaaS and its strategic partner Kuaidian, completed a 21,000-ton carbon-inclusive credit transaction related to EV charging scenarios in Wuhan. Building on the Company's inaugural carbon credit transaction completed in January 2025, this milestone represents a significant breakthrough in the implementation of carbon-inclusion mechanisms within the green transportation sector at a regional level. In connection with the transaction, NaaS leveraged its self-developed carbon asset trading platform to provide end-to-end solutions spanning carbon asset development, digital ledger management, certification application, transaction matchmaking and settlement execution. The transaction further demonstrates the Company's commitment to advancing carbon asset monetization and its efficacy in supporting China's "Dual Carbon" goals.

2025 Full Year Financial Results

Revenue

Total revenues were RMB125.1 million in 2025, compared with RMB201.0 million in 2024, primarily reflecting the Company's deliberate strategic exit from capital-intensive, lower-margin businesses.

●	Charging Services: Charging services revenues decreased from RMB169.1 million in 2024 to RMB118.8 million in 2025. The decline was primarily driven by a RMB44.2 million reduction in revenues from the full station operation model, as the Company proactively wound down this capital-intensive, cash-consuming business in favor of its asset-light platform model.

●	Energy Solutions: Energy solutions revenues decreased from RMB25.5 million in 2024 to RMB0.8 million in 2025, reflecting the Company's continued strategic scaling-back of working capital-intensive offline businesses, including charging pile sales and EPC engineering projects.

●	New Initiatives: New initiatives revenues were RMB5.6 million in 2025, compared with RMB6.4 million in 2024.

Cost of Revenues

Total cost of revenues decreased by 84% year-over-year to RMB17.6 million in 2025, from RMB112.4 million in 2024, reflecting the significant cost structure improvement resulting from the Company's shift to an asset-light operating model.

●	Cost of charging services decreased from RMB84.6 million in 2024 to RMB16.8 million in 2025, primarily attributable to a RMB50.0 million reduction in full station operation costs following the phase-out of that model, and a RMB17.8 million reduction in the cost of providing mobility connectivity solutions driven by operational efficiencies.

●	Cost of energy solutions decreased from RMB27.6 million in 2024 to RMB0.3 million in 2025, consistent with the substantial reduction in the scale of the Company's energy solutions business.

●	Cost of new initiatives was RMB0.5 million in 2025, compared with RMB0.3 million in 2024, reflecting modestly higher operating costs associated with the Company's non-charging service offerings.

Gross Margin

Gross margin expanded by 42 percentage points to 86% in 2025, from 44% in 2024, primarily driven by the significant shift in revenue mix toward the Company's higher-margin, asset-light platform business and the concurrent phase-out of lower-margin full station operation and offline energy solution activities.

Operating Expenses

Total operating expenses decreased by 59% year-over-year to RMB379.8 million in 2025, from RMB916.5 million in 2024, reflecting the Company's sustained efforts to improve operational efficiency and rationalize its cost base.

●	Selling and marketing expenses were RMB150.5 million in 2025, compared with RMB198.9 million in 2024, a decrease of 24%, primarily reflecting lower employee compensation and share-based compensation expenses.

●	General and administrative expenses were RMB133.1 million in 2025, compared with RMB374.6 million in 2024, a decrease of 64%, primarily attributable to significant reductions in employee compensation and share-based compensation expenses.

●	Research and development expenses were RMB14.6 million in 2025, a decrease of 65% from RMB42.1 million in 2024, reflecting a more focused allocation of technical resources in line with the Company's strategic priorities.

Impairment Loss

The Company recorded a net impairment loss of RMB81.6 million in 2025, compared with RMB300.9 million in 2024, primarily due to a reduction in impairment loss on prepayments and other financial assets.

Net Income

Net loss for the year was RMB450.0 million in 2025, compared with RMB914.4 million in 2024, narrowing by 51% year-over-year. Net loss attributable to ordinary shareholders of the Company was RMB439.0 million, compared with RMB913.5 million in 2024, a reduction of 52%.

Cash Position

Cash and cash equivalents were RMB81.2 million as of December 31, 2025, compared with RMB126.6 million as of December 31, 2024. Notably, the Company generated positive net operating cash flow for the full year for the first time, a significant milestone in the Company's path toward financial sustainability. Net cash generated from operating activities was RMB0.5 million in 2025, compared with net cash used in operating activities of RMB179.1 million in 2024.

Exchange Rate

This Form 6-K contains translations of certain RMB amounts into USD at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.9931 to US$1.00, the noon buying rate in effect on December 31, 2025, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this Form 6-K.

Forward Looking Statements

The information in this Form 6-K includes statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. All information provided in this Form 6-K is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NaaS’ goals and strategies; its future business development, financial conditions and results of operations; its ability to continuously develop new technology, services and products and keep up with changes in the industries in which it operates; growth of China’s EV charging industry and EV charging service industry and NaaS’ future business development; demand for and market acceptance of NaaS’ products and services; NaaS’ ability to protect and enforce its intellectual property rights; NaaS’ ability to attract and retain qualified executives and personnel; the COVID-19 pandemic and the effects of government and other measures that have been or will be taken in connection therewith; U.S.-China trade war and its effect on NaaS’ operation, fluctuations of the RMB exchange rate, and NaaS’ ability to obtain adequate financing for its planned capital expenditure requirements; NaaS’ relationships with end-users, customers, suppliers and other business partners; competition in the industry; relevant government policies and regulations related to the industry; and fluctuations in general economic and business conditions in China and globally. Further information regarding these and other risks is included in NaaS’ filings with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NaaS Technology Inc.

By:	/s/ Steven Sim
Name:	Steven Sim
Title:	Chief Financial Officer

Date: April 16, 2026